

December 19, 2011

<u>Via E-mail</u>
David Douglas
Chief Financial Officer
Northisle Copper & Gold Inc.
Suite 2500 - 1111 West Georgia Street
Vancouver, British Columbia V6E 4M3

> **Re: Northisle Copper & Gold Inc.**
> **Form 8-K12G3**
> **Filed October 26, 2011**
> **File No. 000-54534**

Dear Mr. Douglas:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ James Lopez (for)

     John Reynolds
     Assistant Director